July 1, 2014

Via Edgar

Ms. Block
Attorney Advisor
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4720

Re:	Royal Bakery Holdings, Inc. (the “Company”) Registration Statement on Form S-1(the “Original Form S-1”), as amended Originally Filed December 31, 2013 File No. 333-193143

Dear Ms. Block:

The Company has received your letter dated May 14, 2014 providing comments to the Company’s Registration Statement.  The Company has set forth below in bold the comments in your letter followed by its response to each comment.

Simultaneous with the submission of this letter to you, the Company is (i) filing on the EDGAR filing system of the U.S. Securities and Exchange Commission an amendment to the Amendment No. 2 to the Original Form S-1 (the “Amended Form S-1”) and (ii) submitting as correspondence on the EDGAR system a copy of the amended Registration Statement marked to show additions (double underline) and deletions (strike through) to Amendment No. 1 to the Original Form S-1 so that you better see and understand the changes that have been made in response to your comments

General

1. Please update the financial statements as necessary, to comply with Rule 8-08 of Regulation S-X.

The Company has updated the financial statements included in the Registration Statement. The financial statements now cover the three months ended March 31, 2013 and March 31, 2014.  The Company has made corresponding changes throughout the Registration Statement, most notably to “Management’s Discussion and Analysis of Financial Condition and Results of Operation”.

2. A currently dated consent of the independent registered public accountant should be included as an exhibit to any future amendments to the Form S-1 registration statement.

The Company has included an updated consent from the auditors as Exhibit 23.1

Outside Cover Page of the Prospectus

U.S. Securities and Exchange Commission	July 1, 2014

3. Here and on page 3 please revise to include the correct page number in your Risk Factor cross reference.

The Company has revised the Amended Registration Statement so that it contains the correct page numbers for the Risk Factor cross references.

Prospectus Summary, page 1

Royal Bakery and its Business, page 1

4. We note your response to our prior comment 9. In one of the opening paragraphs of this section please revise this section to disclose that your auditor has expressed substantial doubt about your ability to continue as a going concern. In addition, in one of the opening paragraphs please disclose the amount of cash you have on hand as of the most recently practicable date, your current monthly burn rate, and the month you will run out of funds without the addition of capital. Please also revise the risk factor disclosure on pages 4 & 5 to state this as of the most recently practicable date.

The Company has revised the Amended Registration Statement accordingly.

Potential Conflicts of Interest, page 2

5. Please revise the third bullet point to state, as indicated on page 16, that you sold this food to Hongry Kong at a 6.1% markdown.

The Company has revised the Amended Registration Statement accordingly.

Risk Factors, page 4

6. We note your response to our prior comment 32, including your disclosure on pages 26 and 27 that your CEO and CFO are in their positions temporarily until you locate a CEO and CFO based in the United States. Please add a separate risk factor addressing the difficulties and risks associated with the fact that your current CEO and CFO reside in Hong Kong but must try to manage a business in California. Please also revise the Management discussion on page 2 to briefly state the fact that your CEO and CFO currently reside in Hong Kong.

The Company has revised the Amended Registration Statement to add the additional risk factor as well as the management discussion on page 2.

Two of our Directors and officers are outside the United States, page 6

U.S. Securities and Exchange Commission	July 1, 2014

7. We note your response to our prior comment 20. Please revise to also address the fact that shareholders may have difficulty obtaining service of process against these officers and directors. In addition please revise to discuss the difficulty of obtaining judgments against them in foreign courts and the difficulty of having foreign courts honor the judgments of U.S. courts. Please disclose in this risk factor, if true, that they live in Hong Kong.

The Company has revised the Amended Registration Statement accordingly.

The requirements of being a public company may strain, page 6

8. We note your response to our prior comment 17. Please revise to include a quantitative estimate, to the extent practicable, of the additional annual costs you will bear as a public company.

The Company has revised the Amended Registration Statement to provide an estimate of the additional annual costs.

Management’s Discussion and Analysis, page 14

Plan of Operation, page 15

9. We note your response to our prior comment 25. Because investors may not understand the date “following the filing of the amended registration statement of which this prospectus forms a part” please revise to clearly state the starting date from which you are measuring in the bulleted discussions on pages 15 and 16. We again note that to the extent that the timeframes have changed due to the passage of time you should update the discussion accordingly.

The Company has revised the Amended Registration Statement accordingly.

Tommy Yu Yan Cheung Royal Bakery Holdings, Inc. May 14, 2014 Page 3

10. We note the bullet point discussing 270 days following the filing of an amended registration statement, and the discussion of sub-franchisee operations in Southern California. It does not appear that there are currently sub-franchisee operations in Southern California, so please make that clear in revised disclosure or advise.

The Company has revised the Amended Registration Statement accordingly.

Liquidity and Capital Resources, page 17

11. We note your response to our prior comment 37. Please revise here to discuss the amount you intend to spend on app development over the next 12 months.

The Company has revised the Amended Registration Statement to disclose that it is now its current intent to use free web-apps for this service over the next 12 months.

Food and Product Sales, page 24

U.S. Securities and Exchange Commission	July 1, 2014

12. We note your response to our prior comment 35 and your disclosure on page 24 that your purchase agreement with Majestic Production is non-binding. If there is an amendment to this agreement please file it as an exhibit. Please explain to us how the purchase agreement filed as exhibit 10.5 is non-binding. In addition, it seems based on that agreement that if you were to fail to purchase the required amounts you could lose your 5% purchase discount or Majestic Production might choose to discontinue doing business with you. If these are potential consequences please revise to state so in this section, or please advise.

Description of Current Operations, page 25

13. We note your response to our prior comment 30. Please update the last paragraph to disclose here, as you state in your response to us, that you entered an agreement for the first Ovo branded food truck in January 2014 and applied the franchise fee of $5,000 for that food truck against the $50,000 that it will receive under the Sub-Franchisor Agreement (already received $20,000 as of December 31, 2013) and that you entered an agreement for the first OVO branded restaurant in February 2014 and applied the franchise fee of $14,500 against the $50,000 that you will receive under the Sub-Franchisor Agreement in addition to the $20,000 already received as of December 31, 2013. In addition please disclose the specific dollar amount of royalty fees you have collected and over what period.

The Company has revised the Amended Registration Statement accordingly.

Signatures, page II-5

14. We note your response to our prior comment 40. Please revise the second half of the signature block, which is the portion of the signature block following the statement “[p]ursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated,” so that it is signed by your Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer or Controller, and a majority of your board of directors. Underneath each signature in this section it should indicate if the person is signing in the capacity of Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer or Tommy Yu Yan Cheung Royal Bakery Holdings, Inc.

The Company has revised the Amended Registration Statement accordingly.

In addition to the above responses to your comments, the Company hereby acknowledge that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Preliminary Information Statement and the Definitive Information Statement, (ii) comments from the staff of the U.S. Securities and Exchange Commission (the “Commission”) does not foreclose the Commission from taking any action with respect to the Preliminary Information Statement or the Definitive Information Statement and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission	July 1, 2014

If you have any questions with the above, please contact me.

Sincerely,

Royal Bakery Holdings, Inc.

/s/ Tommy Yu Yan Cheung

cc:	Heather Clark Linda Cvrkel John Dana Brown